AMA Securities LLC
(SEC ID. No 8-51263)

STATEMENT OF FINANCIAL CONDITION

as of

December 31, 2024

And Report of Independent Registered Public Accounting Firm

This report is filed as a Public Document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Ferrara CPA
Certified Public Accountant
100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
AMA Securities LLC

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of AMA Securities LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of AMA Securities LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of AMA Securities LLC's management. My responsibility is to express an opinion on AMA Securities LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to AMA Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Joseph Ferrara

I have served as AMA Securities LLC's auditor since 2024.

Ferrara CPA
Hamilton, New Jersey
February 8, 2025

AMA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS	
Cash	$ 193,314
Other assets	3,959
Total assets	$ 197,273
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 31,875
Total liabilities	31,875
Commitments and Contingencies (Note 7)	
Member's Equity:	
Total member's equity	165,398
Total liabilities and member's equity	$ 197,273

The accompanying notes are an integral part of this statement.

Note 1 -   **Nature of Business**

AMA Securities, LLC ("the Company") is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by AMA CP Holdings LLC ("Holdings").

The Company provides investment advice and issues fairness opinions for companies in the transportation and energy industries.

Note 2 -   **Summary of Significant Accounting Policies**

a)   ***Basis of Presentation***
The financial statements are prepared in accordance with accounting principles generally accepted in the Unites States of America (U.S. GAAP).

b)   ***Revenue Recognition***
The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). Revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Note 2 -   Summary of Significant Accounting Policies (continued)

The Company provides investment advice and issues fairness opinions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees, if any, received from customers prior to recognizing revenue are reflected as contract liabilities (deferred revenue in the accompanying statement of financial condition).

c)   *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d)   *Income Taxes*
The Company is a limited liability company and treated as a disregarded entity for federal and state income tax purposes. As such, it does not pay any taxes. The Company's income or loss is taken into consideration in the tax returns of the members of Holdings for federal and state income tax purposes.

e)   *Statement of Cash Flows*
For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2024. Cash is held at a financial institution and is insured by the Federal Deposit Insurance Corporation.

Note 3 - Related Party Transactions

Pursuant to the terms of an agreement with Holdings, the Company shall pay $2,000 per month to meet certain of its operating expenses including rent, telephone, and utilities. The Company paid $24,000 to Holdings during 2024.

Note 4 - Revenue

Consulting revenue is earned by from one client amounted to $132,500 for the year ended December 31, 2024

Revenue consists of the following:

Revenue Item Breakdown	Amount	Timing of Recognition
Fairness Opinion	$132,500	When Performance Obligations are Satisfied

Note 5 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2024, the Company's net capital of $161,439 was $111,439 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital was 19.74%.

Note 6 - Compliance with Rule 15c3-3

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to investment advice and the issuance of fairness opinions.

Note 7 -   **Commitments and Contingencies**

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2024 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 3 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2024 or during the year then ended.

Note 8 -   **Fair Value**

Cash, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Note 9 -   **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment advice and the issuance of fairness opinions. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 100 percent of its total revenues from a single customer in 2024.

AMA SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

Note 10 - **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through February 8, 2025, which is the date the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.